345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

September 30, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Pierce

Re:	Model Performance Mini Corp.
Registration Statement on Form F-4
Filed August 29, 2022
File No. 333-267125

Dear Ms. Pierce:

On behalf of our client, Model Performance Mini Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-4 filed on August 29, 2022 (the “Registration Statement”) contained in the Staff’s letter dated September 13, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form F-4 filed August 29, 2022

Risk Factors

The loss of or a substantial reduction in activity..., page 66

1.	For the related party customer that contributed 11%, 16% and 29% of MMV's revenue in 2020, 2021 and for the six months ended June 30, 2022, please identify the customer, summarize the material terms of your material agreements with this customer, and tell us what consideration you have given to filing any material agreements you have with this customer. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company has revised the disclosure on pages 68 and 69 of the Amendment and filed the service arrangement agreement with the customer as Exhibit 10.31 to the Amendment in response to the Staff’s comments.

General

2.	Please update your discussion of the Holding Foreign Companies Accountable Act to disclose the Statement of Protocol signed by the PCAOB and the CSRC of the People’s Republic of China on August 26, 2022. Please balance the disclosure regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it still unable to inspect and investigate completely audit firms based in China and Hong Kong.

Response: The Company has revised the disclosure in the Letter to Shareholders, Notice to the Meeting, on pages 17 and 89 of the Amendmentin response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Gioanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Serena Shie